LALITA, INC.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017		Year Ended December 31, 2016	
Cash flows from operating activities:				
Net income (loss)	$	(34,643)	$	(1,526)
Changes in operating assets and liabilities:				
Loan receivable from officer		(5,015)		-
Inventory		-		1,043
Net cash provided by operating activities		(39,658)		(483)
Cash flows from investing activities				
Purchase of equipment		-		(850)
Net cash used in investing activities		-		(850)
Cash flows from financing activities:				
Proceeds from contributed capital		42,588		-
Proceeds from loan		-		1,137
Net cash provided by financing activities		42,588		1,137
Net cash increase for period		2,930		(196)
Cash at beginning of period		27		223
Cash at end of period	$	2,957	$	27
Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Income taxes	$	1,127	$	-
Interest	$	-	$	-
Non-cash financing activities:				
Common stock issued for debt conversion	$	-	$	74,551